

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

January 11, 2016

<u>Via E-Mail</u>
Mr. Anyuan Sun
Chairman and Chief Executive Officer
Hebron Technology Co., Ltd.
No. 587 15th Road, 3rd Av., Binhai Ind. Park
Economic & Technology Development Zone
Wenzhou, Zhejiang Province, People's Republic of China

> **Re:** **Hebron Technology Co., Ltd.**
> **Registration Statement on Form F-1**
> **Filed December 16,, 2015**
> **File No. 333-208583**

Dear Mr. Sun:

We have reviewed your registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Our Services, page 48</u>

1. We note your disclosure that you hope to expand your customer base in the future to the semi-conductor, electronic, and other clean industries. Please revise, consistent with your response to comment 3 of our letter dated July 13, 2015, that you have no near term plans to provide services in any of these industries.

Executive Officers and Directors, page 64

2. File as exhibits to the registration statement the consents of the six persons about to become directors. See Rule 438 of Regulation C under the Securities Act.

Summary Compensation Table, page 70; Director Compensation – Fiscal 2014 and 2013, page 71; Director Compensation – Non-Employee Directors, page 71

3. Update the disclosure to include compensation disclosure for the fiscal year ended December 31, 2015. See Items 4.a. of Form F-1 and 6.B. of 20-F.

Related Party Transactions, page 71

4. Provide the information required for the period since the beginning of your preceding three financial years up to the date of the prospectus. See Items 4.a. of Form F-1 and 7.B. of 20-F.

Lock Up, page 92

5. Describe briefly the factors that the placement agent would consider in determining whether to consent to the release of any of the securities subject to the lock up agreement before its expiration period.

Financial Statements

General

6. Please ensure that your financial statements and corresponding financial information comply with the updating requirements of Item 8 of the Form 20-F. Refer specifically to the instructions to Item 8.A.4. of Form 20-F.

7. You have determined that the 15 million common shares issued to Mr. Zuoqiao Sun Zhang represented nominal issuances pursuant to SAB Topic 4:D. In this regard, you revised your financial statements, which resulted in your now reporting basic earnings per share amounts of $0.28 for 2014 and $0.25 for 2013 compared to previously reported amounts of $3.41 for 2014 and $3.05 for 2013. Please help us understand how you determined that these revisions should not be reflected as a correction of an error pursuant to ASC 250.

8. Please advise how you determined that it was appropriate to reflect the repurchase of four million shares on April 29, 2015 on a retroactive basis similar to stock split or dividend pursuant to ASC 260.

Note 1 – Business Description

Reorganization, page F-8

9. We note your response to comment 12 of our letter dated July 13, 2015. It is unclear when the reorganization amongst Xibolun Equipment, Xibolun Automation, HK Xibolun, and Hebron Technology took place and who specifically held what percentage of voting ownership interests in each of these entities immediately prior to the reorganization. Please provide us the names of the specific owners and corresponding voting ownership percentages for each of these entities immediately prior to the reorganization. Please tell us how you determined that all of these entities were under common control by explaining the relationships between the different owners, if applicable.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-10

10. We note your response to comment 14 of our letter dated July 13, 2015. Please clarify in your disclosures the differences between your arrangements for fluid equipment sales compared to your arrangements for fluid equipment control systems trading. Please also clarify whether you expect to continue to enter into trading arrangements as it appears that you have not entered into any additional arrangements subsequent to 2013.

Note 4. Contracts Receivable, Net and Note 5. Accounts Receivable, Net, page F-15

11. We note your response to comment 15 of our letter dated July 13, 2015. You expected to collect any remaining unpaid balances as of December 31, 2014 for contracts receivables, customer security deposits, and accounts receivable by the end of 2015. Please confirm that all remaining amounts were collected.

Unaudited Financial Statements

Note 1 – Business Description, page F-27

12. We note your response to comment 11 of our letter dated July 13, 2015. Mr. Zhang transferred approximately eight million shares at par value to three entities and seven individuals. It remains unclear what the purpose was of these transfers and your response only appears to address certain of the recipients of these shares. Please identify each of the parties who received these shares, their relationship to Mr. Zhang and your company, and the

purpose for which they received these shares. On April 29, 2015, you repurchased four million shares in total from current shareholders, which was subsequent to these transfers. Please clarify whether cash was paid to these recipients as part of this repurchase even though it does not appear that they initially paid for these shares.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may direct questions on comments on the financial statements and related matters to Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Alfred P. Pavot, Jr., Staff Accountant, at, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: Via E-Mail
        Anthony W. Basch, Esq.
        Jingwen Luo, Esq.
        Kaufman & Canoles, P.C.
        2 James Center, 14th Floor
        1021 East Cary Street
        Richmond, VA 23219